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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 43 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  MetLife, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    59156R108
                                 (CUSIP Number)

                              Nicholas D. Latrenta
                  Executive Vice President and General Counsel
                                 MetLife, Inc.
                                200 Park Avenue
                            New York, NY 10166-0188
                                 (212) 578-2211
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 4, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages
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                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108

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(1)  Names of Reporting Persons             Board of Directors of MetLife, Inc.,
                                            as an entity

     I.R.S. Identification
     Nos. of Above Persons                  Not applicable

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if                                       (a) [ ]
     a Member of a Group                                                (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds                                 Not Applicable. See Item 4

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(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

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(6)  Citizenship or Place of
     Organization                                                        U.S.A.

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Number of Shares          (7)  Sole Voting Power                              0
Beneficially Owned
by Each Reporting      ---------------------------------------------------------
Person With
                          (8)  Shared Voting Power                  223,835,486*
                       ---------------------------------------------------------

                          (9)  Sole Dispositive Power                         0

                       ---------------------------------------------------------

                          (10) Shared Dispositive Power                       0

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(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                 223,835,486*

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                                                  [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented
     by Amount in Row 11                                                   22.7%
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(14) Type of Reporting Person                                                OO

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* Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of November 1, 2010.
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                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108

Items 4 and 5 are amended as set forth below:

ITEM 4. PURPOSE OF TRANSACTION.

             The Board of Directors is reporting beneficial ownership of 223,835,486 shares of Common Stock (the "Shares") held by the MetLife Policyholder Trust (the "Trust") under the Plan of Reorganization, dated September 28, 1999, as amended (the "Plan"), of Metropolitan Life Insurance Company ("MetLife").

             On April 7, 2000, 494,466,664 Shares were issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is attached as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board of Directors, except for Shares allocated to such member pursuant to the Plan. Since April 7, 2000, transactions by Beneficiaries (i) under the Purchase and Sale Program provided for by the Trust Agreement (as defined below), and (ii) pursuant to the Issuer's split-off of its majority-owned subsidiary, Reinsurance Group of America, Incorporated, in September 2008, have resulted in a decrease in the number of Shares held by the Trust from 494,466,664 to 223,835,486 (as adjusted to reflect refinements in the calculation of the number of Shares issued to the Trust under the Plan).

            Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (as amended, the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (now known as Mellon Investor Services LLC, the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust Eligible Policyholders") have been allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholders in accordance with the Plan. The assets of the Trust principally are the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian.

            The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

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                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108

                  A "Beneficiary Consent Matter" is:

      (i) a contested election of directors or, subject to certain conditions, the removal of a director,

      (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

      (iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

      (iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

      (v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval, and

      (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Issuer's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

                  The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

                                                              Page 5 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As an entity, the Board of Directors of the Issuer beneficially owns 223,835,486 shares or 22.7% of the Issuer's outstanding Common Stock.
      The Board of Directors of the Issuer is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See Item 4.

      In connection with the Issuer's acquisition of American Life Insurance Company and Delaware American Life Insurance Company from ALICO Holdings LLC ("ALICO Holdings"), a subsidiary of American International Group, Inc. ("AIG") (the "Acquisition"), the Issuer, ALICO Holdings and AIG entered into an Investor Rights Agreement, dated as of November 1, 2010, setting forth the rights and obligations of the parties with respect to 78,239,712 shares of Common Stock and other securities of the Issuer issued to ALICO Holdings as consideration for the Acquisition. Pursuant to the Investor Rights Agreement, ALICO Holdings and AIG agreed, and certain permitted transferees of such securities will agree, to vote any and all of the securities of the Issuer that were received as part of the consideration for the Acquisition, and all shares received or to be received upon conversion or settlement of securities included in such consideration (collectively, "Covered Securities"), in the same proportion as the shares of Common Stock or such other voting securities voted by all other holders of the Issuer's Common Stock and other voting securities (the "Voting Covenant"). The foregoing description of the Investor Rights Agreement is not complete and is qualified by reference to the Investor Rights Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

      As a result of the Voting Covenant (a) the issuance of the Covered Securities has had, and will have, no effect on the relative voting powers of the Issuer's existing stockholders, including the Reporting Persons, and (b) so long as and to the extent that Covered Securities are held by persons bound by the Voting Covenant, the percentage of votes cast at the direction of the Reporting Persons is and will effectively be the same as it would be if the Covered Securities entitled to vote on the matter were not considered to be outstanding for purposes of such vote. Accordingly, the Reporting Persons disclaim beneficial ownership of any of the Covered Securities. As a result, the aggregate amount of shares specified in Rows 8 and 11 excludes the Covered Securities.

(b) As an entity, the Board of Directors of the Issuer has shared voting power with respect to 223,835,486 shares of Common Stock.

(c) Except as described in Item 4, there were no transactions in the class of securities reported on that were effected by the Reporting Persons since July 28, 2010 other than transactions by Beneficiaries under the Purchase and Sale Program provided for by the Trust Agreement, resulting in a decrease in the number of shares of Common Stock held by the Trust from 226,995,571 to 223,835,486.

(d) The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement. See
      Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1  Joint Filing Agreement under Rule 13d-1(k)(1)

      Exhibit 99.2 Investor Rights Agreement dated as of November 1, 2010 among MetLife, Inc. (the "Issuer"), ALICO Holdings LLC and AIG International Group, Inc. (Incorporated by reference to
                    Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed November 2, 2010).

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                                                              Page 6 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108

            SIGNATURES.

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   Dated: November 4, 2010

                *
   ----------------------------
   C. Robert Henrikson

                *
   ----------------------------
   Sylvia Mathews Burwell

                *
   ----------------------------
   Eduardo Castro-Wright

                *
   ----------------------------
   Cheryl W. Grise

                *
   ----------------------------
   R. Glenn Hubbard

                *
   ----------------------------
   John M. Keane

                *
   ----------------------------
   Alfred F. Kelly, Jr.

                *
   ----------------------------
   James M. Kilts

                *
   ----------------------------
   Catherine R. Kinney

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                                                              Page 7 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 59156R108


                *
   ----------------------------
   Hugh B. Price

                *
   ----------------------------
   David Satcher, M.D.

                *
   ----------------------------
   Kenton J. Sicchitano

                *
   ----------------------------
   Lulu C. Wang



            * By /s/ Nicholas D. Latrenta
                 -------------------------
                 Nicholas D. Latrenta
                 Attorney-in-fact

                                                              Page 8 of 10 Pages

                                 Exhibit Index
                                 -------------

99.1 Joint Filing Agreement under Rule 13d-1(K)(l)

99.2 Investor Rights Agreement dated as of November 1, 2010 among MetLife, Inc. (the "Issuer"), ALICO Holdings LLC and AIG International Group, Inc. (Incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed November 2, 2010).